Exhibit 1

British American Tobacco p.l.c. (the “Company”)

Quarterly Dividends for the year ended 31 December 2021:
Payment No. 2 – August 2022 (the “August 2022 Dividend”)
South Africa Branch Register Finalisation Information

On 11 February 2022, the Company announced that the Board had declared an interim dividend of 217.8p per ordinary share of 25p, payable in four equal quarterly instalments of 54.45p per ordinary share in May 2022, August 2022, November 2022 and February 2023.

The August 2022 Dividend will be payable on 17 August 2022 to shareholders registered on either the UK main register or the South Africa branch register on 08 July 2022 (the record date).

In accordance with the JSE Limited (“JSE”) Listing Requirements, the finalisation information for the August 2022 Dividend relating to shareholders registered on the South Africa branch register is set out in the paragraphs below.

The salient dates and other dividend declaration information announced on 11 February 2022 remain unchanged for the August 2022 Dividend.

South Africa Branch Register: Dividend Rate

The British American Tobacco Group reports in sterling, therefore dividends are declared and payable in sterling except for shareholders on the branch register in South Africa whose dividends are payable in rand.  A rate of exchange of £:R = 19.3718 as at 24 June 2022 (the closing rate on that date as quoted by Bloomberg), results in an equivalent August 2022 Dividend of 1054.79451 SA cents per ordinary share.

South Africa Branch Register: Dividends Tax Information

South Africa Dividends Tax (at a rate of 20%), equivalent to 210.95890 SA cents per ordinary share, will be withheld from the gross August 2022 Dividend paid to shareholders on the South Africa branch register, unless a shareholder qualifies for an exemption. After Dividends Tax has been withheld, the net dividend will be 843.83561 SA cents per ordinary share.  The August 2022 Dividend is regarded as a ‘foreign dividend’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the August 2022 Dividend is the United Kingdom.

At the close of business on 24 June 2022 (the latest practicable date prior to the date of the declaration of the South African rand equivalent of the August 2022 Dividend), the Company had a total of 2,260,008,663 ordinary shares in issue (excluding treasury shares). The Company held 196,780,229 ordinary shares in treasury giving a total issued share capital of 2,456,788,892 ordinary shares.

British American Tobacco p.l.c. is registered with the South African Revenue Service (SARS) with tax reference number 9378193172.

For the avoidance of doubt, Dividends Tax and the information provided above is of only direct application to shareholders on the South Africa branch register. Shareholders on the South Africa branch register should direct any questions regarding the application of Dividends Tax to Computershare Investor Services Proprietary Limited, contact details for which are given below:

Computershare Investor Services Proprietary Limited
Private Bag, X9000, Saxonwold, 2132
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

Name of duly authorised officer of issuer responsible for making notification:

Paul McCrory
Company Secretary
British American Tobacco p.l.c.

28 June 2022

Enquiries:

Investor Relations
Mike Nightingale/Victoria Buxton/William Houston/John Harney
+44 20 7845 1180/2012/1138/1263

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATPlc